UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

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FORM 8-K
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CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

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Date of Report (Date of earliest event reported):
July 23, 2015

Independent Bank Group, Inc.
(Exact Name of Registrant as Specified in Charter)
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Texas	001-35854	13-4219346
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1600 Redbud Boulevard, Suite 400
McKinney, TX 75069-3257
(Address of principal executive offices) (Zip code)

Registrant’s telephone number, including area code:
(972) 562-9004

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.    Entry Into a Material Definitive Agreement.
On July 23, 2015, Independent Bank Group, Inc. (“Independent”) entered into an Agreement and Plan of Reorganization (the “Reorganization Agreement”) with Grand Bank, a Texas state banking association (“Grand Bank”), pursuant to which Grand Bank would merge with and into Independent Bank, a Texas state banking association and wholly owned subsidiary of Independent, with Independent Bank continuing as the surviving bank (the “Merger”).
Under the terms of the Reorganization Agreement, Independent would pay aggregate merger consideration valued at $80.1 million to the Grand Bank shareholders. The merger consideration will consist of $24.1 million cash and 1,279,532 shares of Independent common stock determined by the average of Independent’s daily volume weighted average stock price of $43.77 calculated over the ten-day period ended July 20, 2015. The number of shares to be issued will be adjusted if the volume weighted average share price of Independent common stock for the ten trading day period ending on the third day prior to closing is 10% less or 10% more than $43.77. The amount of cash to be paid to the shareholders of Grand Bank will be reduced on a dollar-for-dollar basis if the tangible book value of Grand Bank is less than $40 million at closing.
Independent anticipates that the Merger will be consummated during the fourth quarter of 2015 (although delays could occur), subject to (i) the effectiveness of Independent’s Registration Statement on Form S-4 registering the offer and sale of the shares of Independent common stock to be issued in the Merger, which registration statement will be filed with the Securities and Exchange Commission, (ii) the receipt of regulatory approvals, (iii) approval of the Merger by Grand Bank’s shareholders, and (iv) the satisfaction of other customary closing conditions. The Merger has been approved by the Boards of Directors of Independent and Grand Bank.
Item 7.01.    Regulation FD Disclosure.
Independent issued a press release on July 23, 2015, to announce the proposed Merger, a copy of which is filed as Exhibit 99.1 to this Current Report on Form 8-K.
Independent prepared a presentation, dated July 23, 2015, to describe certain matters regarding the Grand Bank acquisition, a copy of which is filed as Exhibit 99.2 to this Current Report on Form 8-K.
As provided in General Instruction B.2 to Form 8‑K, the information furnished in this Item 7.01 and in Exhibit 99.1 and Exhibit 99.2 of this Current Report on Form 8-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and such information shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof, regardless of any general incorporation language in such filings.
Item 9.01     Financial Statements and Exhibits
(d)    Exhibits. The following are exhibits to this Current Report on Form 8-K.

Exhibit No.	Description
99.1*	Press Release issued by Independent Bank Group, Inc., dated July 23, 2015.
99.2*	Presentation materials for the Grand Bank acquisition, dated July 23, 2015.

*	Filed herewith.

Notes
Additional Information About the Proposed Merger and Where to Find It
Independent will be filing relevant documents concerning the transaction with the Securities and Exchange Commission, including a registration statement on Form S-4 that will include a proxy statement/prospectus. Interested persons will be able to obtain a free copy of the proxy statement/prospectus, as well as other reports and filings containing information about Independent, at the Securities and Exchange Commission’s internet site (http://www.sec.gov). When available, copies of the proxy statement/prospectus and other filings with the Securities and Exchange Commission can also be obtained, without charge, by requesting them from Independent by telephone at (972) 562-9004. You may also obtain documents filed with the SEC by Independent free of charge by requesting them in writing from Independent Bank Group, Inc., 1600 Redbud Boulevard, Suite 400, McKinney, Texas 75069.
Special Note Regarding the Reorganization Agreement
The Reorganization Agreement contains customary representations, warranties, covenants and other terms, provisions and conditions that Independent and Grand Bank made to each other as of specific dates. The assertions embodied in those terms, provisions and conditions were made solely for purposes of the Reorganization Agreement, and may be subject to important qualifications and limitations agreed to by parties to the Reorganization Agreement in connection with negotiating the terms contained in the Reorganization Agreement. Moreover, the parties to the Reorganization Agreement may be subject to a contractual standard of materiality in the Reorganization Agreement that may be different from what may be viewed as material to shareholders of Independent or Grand Bank or may have been used by the parties for the purpose of allocating risk between Independent, together with its direct and indirect subsidiaries, and Grand Bank rather than for the purpose of establishing matters as facts. For the foregoing reasons, no one should rely on such representations, warranties, covenants or other terms, provisions or conditions as statements of factual information regarding Independent or Grand Bank at the time they were made or otherwise.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
Dated: July 23, 2015.
INDEPENDENT BANK GROUP, INC.

By:	/s/ David R. Brooks
Name:	David R. Brooks
Title:	Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1*	Press Release issued by Independent Bank Group, Inc., dated July 23, 2015.
99.2*	Presentation materials for the Grand Bank acquisition, dated July 23, 2015.

*	Filed herewith.